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                           June 14, 2024

       Helena R. Santos
       Chief Executive Officer
       Scientific Industries, Inc.
       80 Orville Drive, Suite 102
       Bohemia, New York 11716

                                                        Re: Scientific
Industries, Inc.
                                                            Annual Report on
Form 10-K for the fiscal year ended December 31, 2023
                                                            Filed March 29,
2024
                                                            File No. 000-06658

       Dear Helena R. Santos:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K for the fiscal year ended December 31, 2023

       Item 1C. Cybersecurity, page 13

   1. We note you do not include Item 1C. Cybersecurity. Please revise or advise us why you do not provide
disclosure as applicable under Item 106 of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Helena R. Santos
Scientific Industries, Inc.
June 14, 2024
Page 2

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,

FirstName LastNameHelena R. Santos                       Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameScientific Industries, Inc.
                                                         Services
June 14, 2024 Page 2
cc:       John Watkins, Esq.
FirstName LastName